Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

June 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Alison White, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. White:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X AgTech & Food Innovation ETF (the “Fund”), included in Post-Effective Amendment No. 637 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on May 20, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2021, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
June 16, 2021

filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
1. Comment: Please associate the Fund’s ticker symbol with its series and class identifier on EDGAR and substitute the appropriate ticker symbol for the current placeholder on the cover page of the Fund's Prospectus.
Response: The Registrant has updated the Fund’s Registration Statement and has updated its series and class identifier on EDGAR with the Fund’s ticker symbol.
PROSPECTUS
2.Comment: Please provide the Staff supplementally with a copy of the index methodology as well as a model portfolio identifying each constituent, its index weight, country and sector exposures.
Response: Please find attached the requested information.
FEES AND EXPENSES
3. Comment: With respect to the fee table, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.
Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
June 16, 2021

covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$51	$160
4. Comment: With respect to the disclosures in Items 2, 4 and 9 of Form N-1A, please provide the completed disclosures in the correspondence filing so that the Staff can review prior to the Amendment’s effectiveness.
    Response: Attached please find a revised draft of the Amendment including the completed disclosures for Items 2, 4 and 9 of Form N-1A.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
June 16, 2021

5.Comment: Please state in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” that the Fund will invest in companies located in China as part of its principal investment strategy.
Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to include the following sentence at the end of the fifth paragraph:
The Fund may invest in China A-Shares, which are issued by companies incorporated in mainland China and traded on Chinese exchanges.
6.Comment: If the Fund will count companies deriving less than 50% of revenue from agtech and food innovation (i.e., Diversified AgTech & Food Innovation Companies”) towards its 80% policy please inform the Staff how it will be in compliance with Rule 35d-1 under the 1940 Act. Please advise or revise.
Response: Section 35(d) of the 1940 Act prohibits a registered investment company from adopting a name that includes words that the SEC deems materially deceptive or misleading. The SEC adopted Rule 35d-1 in an effort to protect investors against misleading or deceptive fund names. Rule 35d-1 provides, in part, that when a fund’s name suggests that it focuses in a particular industry, the fund must adopt a policy to invest, under normal market conditions, at least 80% of the fund’s net assets in the industry suggested by its name. The Fund will invest at least 80% of its net assets in securities in the Underlying Index and in ADRs and GDRs based on securities in the Underlying Index. The Underlying Index is designed to provide exposure to companies that are positioned to benefit from further advances in the fields of agricultural technology (“AgTech”) and food innovation, and is primarily composed of AgTech and food innovation companies deriving at least 50% of their revenues, operating income, or assets from AgTech and food innovation activities. The Underlying Index may also include limited exposure to Diversified AgTech & Food Innovation Companies, which derive more than 0% but less than 50% of their revenues from AgTech and food innovation activities, and to Pre-Revenue AgTech & Food Innovation Companies, which have primary business operations in AgTech and food innovation activities but that do not currently generate revenues. The aggregate weight of Diversified & Food Innovation Companies and Pre-Revenue AgTech & Food Innovation Companies is collectively capped at 15% of the Underlying Index at each semi-annual rebalance. The Staff has stated that the key issue in determining whether a fund name is deceptive or misleading is “whether the name would lead a reasonable investor to conclude that the company invests

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
June 16, 2021

in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”1 The Fund’s investment strategy meets the requirements of Rule 35d-1 because the Fund’s Underlying Index is composed of securities that are consistent with the types of investments suggested by the Fund’s name and the Fund has a policy to invest at least 80% of its assets in the securities included in the Underlying Index.
7.Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus, please inform the Staff of any due diligence that the Adviser did on the Index Provider’s proprietary natural language processing algorithm to ensure that the Underlying Index is consistent with the Fund’s disclosure about the Underlying Index, including how the Index Provider identifies and ranks companies involved in the fields of agriculture technology and food innovation.
Response: The Adviser notes that the results of the natural language processing algorithm are utilized in constructing and ranking an initial universe of eligible companies, not as the sole determinant of a company’s eligibility for inclusion in the Underling Index. This initial universe is intended to encompass companies that may have a reasonable likelihood, upon further review, of demonstrating that at least 50% of revenues are generated from the stated categories of business activities. As such, the natural language processing algorithm may be viewed as generating a starting point for the eventual constituent review. The Index Provider then reviews each company to confirm whether it generates at least 50% of revenues from the stated categories of business activities. Only companies that meet this criterion are eligible for inclusion in the Underlying Index. As such, the Adviser believes this approach is consistent with the Fund’s disclosure about the Underlying Index.

8.Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus, please briefly explain to the Staff how the ESG screen is done in a rules-based way and does not involve an impermissible level of adviser-like activity. In responding tell us what it means to meet or not meet the principles (i.e., is it a pass/fail test?) and whether Minerva provides this data commercially as part of a regular service?

Response: The Registrant notes that the ESG screening process will no longer be applied to the Underlying Index. Therefore, the comment is no longer applicable.

1 Investment Company Names; SEC Rel. No. IC-24828 January 17, 2001 at text accompanying n. 44.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
June 16, 2021

9.Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify what you mean by “independent” when you state that “[T]he Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unrelated to, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser")”. Please clarify whether “independent” is the same as unaffiliated.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” in response to the comment as follows:

The Underlying Index is sponsored by the Index Provider, which is an organization that is independent of, and unaffiliated with ~~unrelated to~~, the Fund and Global X Management Company LLC, the investment adviser for the Fund ("Adviser").

SUMMARY OF PRINCIPAL RISKS
10.Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.
Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.
11.    Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please consider whether a principal risk of ESG investing should be added. Please advise why not or revise accordingly.
    Response: The Registrant notes that the ESG screening process will no longer be applied to the Underlying Index. Therefore, the comment is no longer applicable.

U.S. Securities and Exchange Commission
Attention: Alison White, Esq.
June 16, 2021

12.     Comment: Please state in the “PRINCIPAL INVESTMENT STRATEGIES” section of the Fund’s Prospectus that the Fund will be classified as non-diversified.
    Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to note that the Fund will be classified as non-diversified under the 1940 Act:
The Fund is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.
13.     Comment: Please confirm that any license to use the Underlying Index will be filed as an exhibit to the Fund’s Registration Statement.
Response: The Registrant confirms that the Amended and Restated Sub-License Agreement dated as of November 4, 2013, by and between Global X Management Company LLC and the Registrant as currently filed and listed in Part C of the Registration Statement permits the Fund’s usage of the Underlying Index.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.